UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

REWARDS NETWORK, INC

(Name of Issuer)

Common Stock, $0.02 par value per share
(Title of Class of Securities)

761557107
(CUSIP Number)

April 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.		BERNARD A. OSHER

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)			☐

(b)			☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		US CITIZEN

Number of	5.	Sole Voting Power	1,650,000
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	1,650,000
Reporting
Person With	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,650,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		6.2%

12.	Type of Reporting Person (See Instructions)		IN

1.	Names of Reporting Persons.		BERNARD A. OSHER, TR UA 03/08/88

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)			☐

(b)			☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		California

Number of	5.	Sole Voting Power	1,450,000
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	1,450,000
Reporting
Person With	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,450,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	5.4%

12.	Type of Reporting Person (See Instructions)	OO

Item 1(a).  Name of Issuer:

REWARDS NETWORK, INC

Item 1(b).  Address of Issuer’s Principal Executive Offices:

Two North Riverside Plaza, Suite 950

Chicago, IL 60606

Item 2(a).  Names of Persons Filing:

BERNARD A. OSHER

BERNARD A. OSHER, TR UA 03/08/88

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA  94111.

Item 2(c).  Citizenship:

US CITIZEN

Item 2(d).  Title of Class of Securities:

Common Stock, $0.02 par value

Item 2(e).  CUSIP Number:

761557107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐ (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐ (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐ (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐ (e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐ (f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐ (g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ (j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a).Amount beneficially owned:

1,650,000

(b) Percent of class:

6.4%

(c) Number of shares as to which the person has;

(i) Sole power to vote or direct the vote

1,650,000

(ii) Shared power to dispose or to direct disposition of

0

(iii) Sole power to dispose or to direct the disposition of

1,650,000

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2008	BERNARD A. OSHER

	By:	/s/ BERNARD A. OSHER
BERNARD A. OSHER